Mail Stop 3561

December 11, 2009

Mr. Nicholas C. Conrad
Vice President Finance and Treasurer
480 W. Dussel Drive
Maumee, Ohio 43537

> **Re:** **The Andersons, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 000-20557**

Dear Mr. Conrad:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(419) 891-6670